Exhibit 99.3

Jayud Global Logistics Limited

PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held at 3 P.M. on May 22, 2026, Beijing Time

(or any adjournment(s) or postponement(s) thereof)

FOR HOLDERS OF CLASS A ORDINARY SHARES

Whether by email, fax, internet, or by mailing, a proxy card must be received by us no later than 11:59 p.m., Eastern Time, on May 20, 2026.

Proposal 1: 2025 Annual Report on Form 20-F

By an ordinary resolution, to approve and ratify the Company’s audited financial statements and the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025;

Proposal 2: Share Consolidation and Authorization

By an ordinary resolution, to approve, confirm and authorize the following share consolidation (collectively, the “Share Consolidation and Authorization”)

(i)	to approve and authorize the board of directors of the Company (the “Board”) to determine, in its sole discretion, as to how and when to implement and effect, a share consolidation (the “Share Consolidation”), whereby every issued and unissued ordinary share of a par value of US$0.005 each of the Company be consolidated at a ratio of not less than two (2)-for-one (1) and not more than two hundred and fifty (250)-for-one (1) (the “Range”), with the exact ratio to be set at a whole number within the Range to be determined by the Board in its sole discretion within three years after the conclusion of the AGM; and

(ii)	to approve and authorize the Company, where the number of issued consolidated shares of any class held by any shareholder after and as a result of the Share Consolidation is not a whole number, to issue to that shareholder an additional fraction of one consolidated share of the same class (credited as fully paid by way of capitalization out of the share premium of the Company) which shall result in the number of consolidated shares of such class which are held by such shareholder being rounded up to the next whole number of consolidated shares of such class;

Proposal 3: Increase of Share Capital

By an ordinary resolution, to approve that, concurrently with the Share Consolidation and Authorization being effectuated under the above-mentioned proposal, in the event that the aggregate number of authorized class A ordinary shares and authorized class B ordinary shares in the share capital of the Company is less than 50,000,000, the Board be authorized, at its absolute discretion, to increase the authorized share capital of the Company by the creation of additional class A ordinary shares and/or class B ordinary shares, in such manner and to such extent as the Board may determine in its absolute discretion, provided that the aggregate number of authorized class A ordinary shares and authorized class B ordinary shares following such increase shall be not less than 50,000,000 and that, as a result, the authorized share capital of the Company be correspondingly increased to an amount equal to the new par value determined under the above-mentioned proposal of Share Consolidation and Authorization multiplied by the aggregate number of authorized class A ordinary shares and authorized class B ordinary shares as so increased (collectively, the “Increase of Share Capital”);

Proposal 4: Adoption of An Amended and Restated Memorandum and Articles of Association

By a special resolution, to approve that, subject to approval by the shareholders of the proposal of the Share Consolidation and Authorization and the proposal of the Increase of Share Capital, and entirely conditional upon the effectiveness of the Share Consolidation and Authorization and Increase of Share Capital, with effect as of the date the Board may determine in its sole discretion, the Company adopt an amended and restated memorandum and articles of association annexed as Annex A hereto (the “New M&A”) in substitution for and to the exclusion of, the memorandum of association of the Company in effect immediately prior to effectiveness of the Share Consolidation and Authorization and Increase of Share Capital, so long as it is implemented within three years after the conclusion of the AGM.

Proposal 5: General Authorization

By an ordinary resolution, to approve that, with respect to the matters duly approved under these resolutions at the AGM (collectively, the “General Authorization”):

(i)	GENG Xiaogang, a director of the Company and the chairman of the Board, be and is hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Consolidation and Authorization and Increase of Share Capital, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she consider necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation and Authorization and Increase of Share Capital;

(ii)	the registered office provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies in the Cayman Islands in respect of the foregoing resolutions; and

(iii)	the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) to be cancelled and that any director or officer of the Company be and is hereby instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates upon request accordingly..

Proposal 6: Authorization to Adjourn the Meeting

By an ordinary resolution, to adjourn the Annual General Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the AGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals (the “Authorization to Adjourn”).

THE BOARD RECOMMENDS A VOTE “FOR” THE PROPOSAL 1, PROPOSAL 2, PROPOSAL 3, PROPOSAL 4, PROPOSAL 5, AND PROPOSAL 6.

YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES. WHERE A CHOICE IS NOT SPECIFIED, THE PROXIES WILL VOTE YOUR SHARES IN ACCORDANCE WITH THE BOARD OF DIRECTORS’ RECOMMENDATIONS.

Proposal 1: 2025 Annual Report on Form 20-F

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal 2: Share Consolidation and Authorization

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal 3: Increase of Share Capital

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal 4: Adoption of An Amended and Restated Memorandum and Articles of Association

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal 5: General Authorization

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal 6: Authorization to Adjourn the Meeting

☐ FOR ☐ AGAINST ☐ ABSTAIN

This Proxy is solicited on behalf of the management of Jayud Global Logistics Limited. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder for all Class A Ordinary Shares held and the votes attached thereto, unless otherwise specified. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder of Class A Ordinary Shares

Signature of Joint Shareholder of Class A Ordinary Shares

Dated:

Jayud Global Logistics Limited

PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held at 3 P.M. on May 22, 2026, Beijing Time

(or any adjournment(s) or postponement(s) thereof)

FOR HOLDERS OF CLASS B ORDINARY SHARES

Whether by email, fax, internet, or by mailing, a proxy card must be received by us no later than 11:59 p.m., Eastern Time, on May 20, 2026.

Proposal 1: 2025 Annual Report on Form 20-F

By an ordinary resolution, to approve and ratify the Company’s audited financial statements and the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025;

Proposal 2: Share Consolidation and Authorization

By an ordinary resolution, to approve, confirm and authorize the following share consolidation (collectively, the “Share Consolidation and Authorization”)

(i)	to approve and authorize the board of directors of the Company (the “Board”) to determine, in its sole discretion, as to how and when to implement and effect, a share consolidation (the “Share Consolidation”), whereby every issued and unissued ordinary share of a par value of US$0.005 each of the Company be consolidated at a ratio of not less than two (2)-for-one (1) and not more than two hundred and fifty (250)-for-one (1) (the “Range”), with the exact ratio to be set at a whole number within the Range to be determined by the Board in its sole discretion within three years after the conclusion of the AGM; and

(ii)	to approve and authorize the Company, where the number of issued consolidated shares of any class held by any shareholder after and as a result of the Share Consolidation is not a whole number, to issue to that shareholder an additional fraction of one consolidated share of the same class (credited as fully paid by way of capitalization out of the share premium of the Company) which shall result in the number of consolidated shares of such class which are held by such shareholder being rounded up to the next whole number of consolidated shares of such class;

Proposal 3: Increase of Share Capital

By an ordinary resolution, to approve that, concurrently with the Share Consolidation and Authorization being effectuated under the above-mentioned proposal, in the event that the aggregate number of authorized class A ordinary shares and authorized class B ordinary shares in the share capital of the Company is less than 50,000,000, the Board be authorized, at its absolute discretion, to increase the authorized share capital of the Company by the creation of additional class A ordinary shares and/or class B ordinary shares, in such manner and to such extent as the Board may determine in its absolute discretion, provided that the aggregate number of authorized class A ordinary shares and authorized class B ordinary shares following such increase shall be not less than 50,000,000 and that, as a result, the authorized share capital of the Company be correspondingly increased to an amount equal to the new par value determined under the above-mentioned proposal of Share Consolidation and Authorization multiplied by the aggregate number of authorized class A ordinary shares and authorized class B ordinary shares as so increased (collectively, the “Increase of Share Capital”);

Proposal 4: Adoption of An Amended and Restated Memorandum and Articles of Association

By a special resolution, to approve that, subject to approval by the shareholders of the proposal of the Share Consolidation and Authorization and the proposal of the Increase of Share Capital, and entirely conditional upon the effectiveness of the Share Consolidation and Authorization and Increase of Share Capital, with effect as of the date the Board may determine in its sole discretion, the Company adopt an amended and restated memorandum and articles of association annexed as Annex A hereto (the “New M&A”) in substitution for and to the exclusion of, the memorandum of association of the Company in effect immediately prior to effectiveness of the Share Consolidation and Authorization and Increase of Share Capital, so long as it is implemented within three years after the conclusion of the AGM.

Proposal 5: General Authorization

By an ordinary resolution, to approve that, with respect to the matters duly approved under these resolutions at the AGM (collectively, the “General Authorization”):

(i)	GENG Xiaogang, a director of the Company and the chairman of the Board, be and is hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Consolidation and Authorization and Increase of Share Capital, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she consider necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation and Authorization and Increase of Share Capital;

(ii)	the registered office provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies in the Cayman Islands in respect of the foregoing resolutions; and

(iii)	the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) to be cancelled and that any director or officer of the Company be and is hereby instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates upon request accordingly..

Proposal 6: Authorization to Adjourn the Meeting

By an ordinary resolution, to adjourn the Annual General Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the AGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals (the “Authorization to Adjourn”).

THE BOARD RECOMMENDS A VOTE “FOR” THE PROPOSAL 1, PROPOSAL 2, PROPOSAL 3, PROPOSAL 4, PROPOSAL 5, AND PROPOSAL 6.

YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES. WHERE A CHOICE IS NOT SPECIFIED, THE PROXIES WILL VOTE YOUR SHARES IN ACCORDANCE WITH THE BOARD OF DIRECTORS’ RECOMMENDATIONS.

Proposal 1: 2025 Annual Report on Form 20-F

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal 2: Share Consolidation and Authorization

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal 3: Increase of Share Capital

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal 4: Adoption of An Amended and Restated Memorandum and Articles of Association

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal 5: General Authorization

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal 6: Authorization to Adjourn the Meeting

☐ FOR ☐ AGAINST ☐ ABSTAIN

This Proxy is solicited on behalf of the management of Jayud Global Logistics Limited. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder for all Class B Ordinary Shares held and the votes attached thereto, unless otherwise specified. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder of Class B Ordinary Shares

Signature of Joint Shareholder of Class B Ordinary Shares

Dated: